

May 13, 2020

Brandon E. Lacoff
Chief Executive Officer
Belpointe PREP, LLC
125 Greenwich Avenue, 3rd Floor
Greenwich, Connecticut 06830

> **Re: Belpointe PREP, LLC**
> **Draft Registration Statement on Form S-11**
> **Filed April 16, 2020**
> **File No. 377-03128**

Dear Mr. Lacoff:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11

Prospectus Summary, page 12

1. Please revise your risk factor disclosure and the Summary section of your prospectus to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note that Schedules K-1 are usually complex, may involve the engagement by investors of sophisticated tax experts and may lead to a taxable event even if the security is not sold. In addition, we note your disclosure on page 44 and elsewhere indicates that you may be unable to provide investors with a Schedule K-1 on a timely basis. Please revise your Summary section to highlight this risk and revise your Questions and Answers on page 11 for consistency.

Net Asset Value Calculation and Valuation Policies, page 71

2.   Please provide us with a draft of your quarterly pricing supplement and the quarterly NAV disclosure and tell us how this pricing relates to your intention to have the Class A units quoted for trading on the OTCQX or listed on a national securities exchange going forward.

Description of Our Units, page 83

3.   We note your disclosure on pages 83 and 84 that your Class A, Class B and Class M units will have been duly issued upon consummation of the offering or upon effectiveness of the registration statement. It appears that these are legal conclusions that should be attributed to counsel. Please provide an opinion of counsel that supports these statements and revise to attribute these statements to counsel, or remove these statements.

Supplemental Sales Material, page 106

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Appendix A: Prior Performance Tables
TABLE V SALES OR DISPOSALS OF PROPERTIES, page A-6

5.   Please revise the total column under Cost of Properties, Including Closing and Soft Costs in the table to include both the original mortgage financing and Total Acquisition Cost, Capital Improvement Closing and Soft Costs, or advise. Also, reconcile the Contract Purchase Price Plus Acquisition Fee column in Table VI with the Mortgage Financing at Date of Purchase and Cash Down Payment columns.

        You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Vanessa Schoenthaler, Esq.